Himalaya Shipping Ltd. (HSHP) - Mandatory Notification of Trade by PDMR

Hamilton, Bermuda, December 3, 2024

On December 3, 2024, Mr. Lars-Christian Svensen acquired 8,000 shares in Himalaya Shipping Ltd. at an average price of NOK62.74 per share. Mr. Svensen is the Contracted Chief Commercial Officer of Himalaya Shipping Ltd. and thus, as per the Market Abuse Directive, a person discharging managerial responsibilities in Himalaya Shipping Ltd.

Following the transaction, Mr. Svensen owns 9,186 shares and 65,000 share options in Himalaya Shipping Ltd.

Please refer to the attached form of notification of a transaction by a person discharging managerial responsibilities.

This information is disclosed as required by Regulation EU596/2014 ("MAR"), article 19 and section 5-12 of the Norwegian Securities Trading Act.

Questions should be directed to:

Herman Billung, Contracted CEO,

+47918 31590